Exhibit 99.1

November 14, 2018

Lithium Americas Reports Third Quarter 2018 Financial and Operating Results

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") has announced its financial and operating results for the third quarter ended September 30, 2018.

This news release should be read in conjunction with Lithium Americas’ unaudited condensed consolidated interim financial statements and management's discussion and analysis ("MD&A") for the nine months ended September 30, 2018, which are available on Lithium Americas’ website, SEDAR and EDGAR.

HIGHLIGHTS

Cauchari-Olaroz:

•On October 31, 2018, Lithium Americas completed a series of transactions (“Transaction”) with subsidiaries of Jiangxi Ganfeng Lithium Co., Ltd. (“Ganfeng”) and Sociedad Química y Minera de Chile S.A. (“SQM”) with respect to the Cauchari-Olaroz lithium project in Jujuy, Argentina (“Cauchari-Olaroz”).

•As a result of the Transaction, Lithium Americas increased its interest in Minera Exar S.A. (“Minera Exar”), the holding company for Cauchari-Olaroz, to 62.5% from 50% with Ganfeng holding the remaining 37.5%.

•Development activities are on schedule with the advancement of detailed engineering, ponds construction, production wells drilling, camp construction, plant design and supply purchases to support the start of Stage 1 production in 2020. No delay is anticipated to the production schedule as a result of the Transaction.

•The first evaporation pond was completed and commenced filling with brine in October 2018.
•Engineering is continuing and is on track to support the first bid packages for plant construction during the fourth quarter of 2018.

•A total of $41 million has been advanced to Minera Exar during the first nine months of 2018 (including $22.5 million by the Company) in the form of equity contributions and loans. An additional $12 million was advanced to Minera Exar subsequent to the quarter ended September 30, 2018 (including $9 million by the Company).

•Minera Exar has increased the size of its team and there are approximately 180 full-time Minera Exar employees and over 200 additional contractors working on Cauchari-Olaroz in Argentina.
•Initial Stage 1 capital cost estimate of $425 million, on a 100% basis and before value-added taxes (“VAT”), remains unchanged.

Lithium Nevada:

•On August 2, 2018, the Company filed the preliminary feasibility study for the Thacker Pass lithium project (“Thacker Pass”).

•The permitting process for Thacker Pass is underway, with environmental baseline data collection substantially complete and a conceptual Mine Plan of Operations submitted to the Bureau of Land Management (“BLM”).

•Lithium Americas continues to collaborate with Ganfeng on the development of the pilot plant testing programs for Thacker Pass. A pilot plant and laboratory is being constructed in Reno, Nevada to optimize the process (predominantly to reduce the consumption of sulfuric acid) and to provide feed samples to crystallizer vendors who will design the equipment and provide performance guarantees.

•The Company is evaluating potential partnership and financing scenarios for Thacker Pass.

RheoMinerals:

•The sales of RheoMinerals for the nine months ended September 30, 2018 were $3.4 million (2017 – $3.8 million). Sales for Q3, 2018 were $1.4 million (2017 - $1.1 million).

Finance:

•As at September 30, 2018, the Company had $26.0 million in cash and cash equivalents.

•As part of the Transaction, Ganfeng has also provided a loan to Minera Exar to permit Minera Exar to repay $25 million of its outstanding indebtedness to the Company, of which $17 million was received by the Company and the balance is repayable by the end of 2018.

•The Company has a $205 million credit facility to finance its share of capital expenditures in Minera Exar. Since the start of Q3 2018, the Company has received $15 million on its first drawdowns of this credit facility ($10 million of which occurred during Q3 2018). As part of the Transaction, Ganfeng also provided Lithium Americas an additional $100 million unsecured, limited recourse, subordinated loan facility, increasing the Company’s overall credit availability to $290 million.

Corporate:

•In August 2018, the Company appointed Mr. Jonathan (Jon) Evans as President and Chief Operating Officer. Jon brings over 20 years of executive operations experience to his new role, including five years as a general manager of the Lithium Division at FMC Corp. Due to the executive appointment, Jon resigned as a director of Lithium Americas.

Financial Results:

The following selected financial information is presented in thousands of US dollars, shares in thousands, unless otherwise stated and except in relation to per share amounts

The following table summarises the key items that resulted in the decrease in net loss for the three months ended September 30, 2018 (Q3 2018) versus the three months ended September 30, 2017 (Q3 2017), as well as certain offsetting items:

Financial results	Quarter ended September 30,		Change
	2018	2017
	$	$	$
Organoclay sales	1,420	1,059	361
Cost of sales	(2,009)	(1,575)	(434)
Exploration expenditures	(3,718)	(1,231)	(2,487)
Organoclay research and development	(149)	(110)	(39)
General and administrative expenses	(1,651)	(2,762)	1,111
Share of loss in Joint Venture	(1)	776	(777)
Stock-based compensation	(938)	(7,139)	6,201
Foreign exchange (loss)	(722)	(2,347)	1,625
Other income	335	570	(235)
Net Loss	(7,433)	(12,759)	5,326

Net loss for the three months ended September 30, 2018 was $7,433 compared to $12,759 for the three months ended September 30, 2017. Basic and diluted loss per share was $0.08 in Q3 2018 versus $0.15 in Q3 2017.

Exploration expenditures were $3,718 in Q3 2018 versus $1,231 in Q3 2017. The increase in the exploration expenditures is mostly due to advancing the Thacker Pass project.

The Company’s share of the Minera Exar joint venture losses in Q3 2018 was $1 compared to a gain of $776 in Q3 2017, which related to recognition of VAT and other taxes receivable by the joint venture.

General and Administrative expenses decreased in Q3 2018 to $1,651 versus $2,762 in Q3 2017 primarily due to the payment of annual bonuses in Q3 2017.

The Company recognized in Q3 2018 a foreign exchange loss of $722 (Q3 2017 – loss of $2,347) which was a result of the weakening of the US dollar against the Canadian dollar.

Qualified Person:

The scientific and technical information in this news release has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association.  Mr. LeBlanc is the Chief Technical Officer of the Company and a Senior Chemical Engineering Manager at Lithium Nevada Corp., a wholly-owned subsidiary of the Company. Information on the Company’s data verification and QA / QC procedures is contained in Lithium Americas’ current technical reports for the Cauchari-Olaroz lithium project and the Thacker Pass lithium project, available at www.sedar.com.

About Lithium Americas:

Lithium Americas, together with Ganfeng Lithium, is developing the Caucharí-Olaroz lithium brine project, under construction in Jujuy, Argentina through its 62.5% interest in Minera Exar. In addition, Lithium Americas owns 100% of the Thacker Pass lithium project located in Nevada, the largest known lithium deposit in the United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1150 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email:    ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-looking statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Such forward-looking information is subject to various risks and uncertainties. Forward-looking information in this news release includes, but is not limited to, statements with respect to development activities, the achievement and anticipated achievement of technical and development milestones, and commencement of production at Cauchari-Olaroz, and the potential for partnership and financing scenarios for the Thacker Pass project. Forward looking information is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information, including, but not limited to, risks and uncertainties related to whether there will ever be production at the Company’s mineral properties, geological, technical, drilling or processing problems, environmental liabilities and risks inherent in mineral extraction operations, lack of availability of additional financing, and obtaining regulatory approvals in a timely manner, or at all. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.